Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Three Months Ended
	March 31,

(Dollars in millions)	2016	2015
Income before income taxes	$819	$854
Adjustments:
Income from equity investees, net of distributions	1	6
Loss attributable to noncontrolling interests	5	2
Income before income taxes, as adjusted	$825	$862
Fixed charges included in income:
Interest expense	$63	$66
Interest portion of rental expense	13	13
Total fixed charges included in income	$76	$79
Income available for fixed charges	$901	$941
RATIO OF EARNINGS TO FIXED CHARGES:	11.9	11.9